Exhibit (e)(4)

STRICTLY PRIVATE AND CONFIDENTIAL

VIA EMAIL

May [26], 2022

BBQ Holdings, Inc.

12701 Whitewater Drive, Suite 100

Minnetonka, MN 55343

Attention: Jeffery Crivello, Chief Executive Officer

Re: Acquisition of BBQ Holdings, Inc. (“BBQ Holdings” or the “Company”)

Dear Jeff:

Further to our recent preliminary discussions and our review of the publicly available information on the Company, MTY Food Group Inc. (“MTY”) is pleased to submit this non-binding proposal (the “Proposal”) to acquire BBQ Holdings via a merger, with the ultimate intent of MTY or an affiliate of MTY owning all of the issued and outstanding shares of capital stock of BBQ Holdings (the “Proposed Transaction”).

We have closely followed the Company’s impressive development over the past few years and the establishment of its network of recognized brands and restaurants. MTY has a high regard for BBQ Holdings’s operations and M&A track record, and we are committed to further investing in the Company, its employees, and its brands. MTY is highly enthusiastic about the prospects of increasing its reach within the U.S. We believe that the combination with BBQ Holdings will be highly compelling for both organizations.

The information herein outlines the key elements of our Proposal:

1. Description of MTY

MTY, through its designated wholly-owned affiliates, franchises and operates quick-service, fast casual and casual dining restaurants under more than 80 different banners in Canada, the U.S. and Internationally Based in Montreal, QC, and with a US head office in Scottsdale, AZ, MTY is a family whose heart beats to the rhythm of its brands, the very soul of its multi-branded strategy. For over 40 years, it has been increasing its presence by delivering new concepts of restaurants, making acquisitions, and forging strategic alliances, which have allowed it to reach new heights year after year. By combining new trends with operational know-how, the brands forming the MTY Group now touch the lives of millions of people every year.

As at February 28, 2022, MTY had 6,704 locations in operation, of which 6,615 were franchised or under operator agreements and the remaining 89 locations were operated by MTY.

MTY first established its presence in the U.S. on July 25, 2016, via the acquisition of Kahala Brands. Following the acquisition of Kahala Brands. MTY has continued to grow its presence in the U.S. through acquisitions and opening new locations. MTY subsequently privatized two publicly-traded companies; Imvescor Restaurant Group Inc., with which it gained expertise in the casual dining space, and Papa Murphy’s Inc. with which it further expanded its US presence.

U.S. stores now account for ~54% of MTY’s total locations in operation. BBQ Holdings represents an ideal candidate with an attractive portfolio of banners to further increase our presence in the U.S. and continue our transformation into a leading North American platform.

2. Purchase Price

Based on our analysis to date, we would propose a purchase price of US$18.50 per BBQ Holdings share on a fully-diluted basis (including outstanding stock options and restricted shares or units) payable in cash. This implies a premium of 40% based on the closing price of BBQ Holdings on the Nasdaq Stock Exchange on May 10, 2022, and a premium of 30% based on the 20-day VWAP of the BBQ Holdings shares on the Nasdaq as of May 10, 2022. The total equity value, calculated on a fully diluted basis as set forth below, shall not exceed $210 million:

Outstanding shares: 10,552,000

Granted, but unvested RSU’s: 542,000

Total Shares: 11,094,000

Value at $18.50 = $205,239,000

Unexercised options outstanding (random strike prices): 360,000

Intrinsic options value at $18.50 assuming $5.50 avg strike: $4,680,000

Estimated Total Equity Value at $18.50 = $209,919,000

3. Financing

MTY is publicly traded on the Toronto Stock Exchange with a current market capitalization of approximately US$1 billion. MTY has a highly supportive banking syndicate composed of leading Canadian financial institutions. We have had detailed discussions regarding the availability of debt financing for the Proposed Transaction with our advisor, National Bank Financial, and anticipate financing the Proposed Transaction through a financing package to be underwritten, in part, by National Bank Financial. The Proposed Transaction would not be subject to any financing condition.

4. Due Diligence

We will need to complete due diligence as is customary for transactions of this nature. This will include financial, operational, accounting, tax, regulatory/compliance and legal due diligence. We would also plan to meet with BBQ Holdings management and conduct a number of site visits.

We have an experienced in-house team who will lead the majority of the due diligence efforts. Those efforts will be supplemented by external advisors. We have completed 31 acquisitions since 2011 for a total consideration of approximately US$1.0 billion.

5. Approvals

This Proposal is being submitted at the direction of Mr. Stanley Ma, Chairman & President of MTY. Mr. Ma founded MTY in 1979 and owns approximately 16.4% of the outstanding shares of MTY. Any definitive documentation concerning the Proposed Transaction would be subject to the satisfactory completion of our due diligence review and the approval of the MTY board of directors. The Proposed Transaction would not be subject to a MTY shareholder vote or any other form of approval.

The Proposed Transaction would be subject requisite governmental or regulatory approvals and consents including, without limitation, under the Hart-Scott Rodino Antitrust Improvements Act of 1976. Given our current knowledge, we do not anticipate any issues or undue delays in completing the Proposed Transaction.

6. Proposed Timetable

We anticipate completing our due diligence in 30 days provided complete and unrestricted access. The negotiation of definitive transaction agreements relating to the Proposed Transaction will commence promptly following execution of this Proposal and shall occur concurrently with our due diligence work. The definitive agreement will include terms and conditions customary for a transaction of this nature. Executive of such definitive agreements can be completed expeditiously following the satisfactory completion of our due diligence review, subject to MTY board approval. We expect to be in a position to announce the Proposed Transaction in 45 calendar days following the acceptance of this Proposal.

7. Exclusivity

In consideration of the time and resources that both of us will devote to pursuing the Transaction, upon the execution of this Proposal and during the period ending 45 calendar days following acceptance of this Proposal (“Exclusivity Period”), BBQ Holdings agrees not, directly or indirectly, through any officer, director, agent, affiliate, advisor, employee or otherwise, (i) solicit, initiate or encourage submission of any proposal or offer from any person, group or entity (other than MTY) relating to any acquisition of the BBQ Holdings shares or business of, or all or a material portion of the assets of BBQ Holdings, or other similar transaction or business combination involving the business of BBQ Holdings (“Alternative Transaction”) or (ii) enter into or participate in any discussions or negotiations with any person or group of persons other than MTY regarding an Alternative Transaction, other than to notify such person or group of persons that at such time the Company is contractually bound to forego any such discussions or negotiations. If, during the Exclusivity Period, BBQ Holdings is approached by another interested buyer regarding an Alternative Transaction through no action of its own, BBQ Holdings will promptly inform MTY of any such inquiry and the material terms thereof. Furthermore, and for greater certainty, BBQ Holdings shall, upon execution of this Proposal, cease any existing negotiations or discussions relating to an Alternative Transaction.

8. Confidentiality

Without the prior written consent of MTY, BBQ Holdings, its directors, officers and employees as well as its advisors will not disclose the existence of this Proposal or any of its contents or the existence, status or contents of any discussions or negotiations that may occur between MTY and BBQ Holdings and/or their respective advisors to anyone other than the directors and officers of BBQ Holdings and its financial and legal advisors who need to know for the purposes of the Proposed Transaction. Any disclosure made in contravention of the preceding sentence will result in the immediate withdrawal of the Proposal, without the need for any further act or action of any nature from MTY. Upon execution of this Proposal, and prior to commencement of further due diligence by MTY, BBQ Holdings and MTY shall enter into a confidentiality agreement customary for this type of transaction, which confidentiality agreement shall supersede this paragraph 8 upon execution thereof.

9. Contacts and Advisors

We have engaged National Bank Financial as our financial advisor. The following people will be responsible for discussing or clarifying the Proposed Transaction:

Elaine Barsalou Managing Director, Investment Banking 1155 Metcalfe Street, 23rd Floor Montreal, QC, H3B 4S9 T: 514.831.4670 elaine.barsalou@bnc.ca	François Sztuke Managing Director, Mergers and Acquisitions 130 King St. West. 32nd Floor Toronto, Ontario. M5X 1J9 T: 416.710.6731 francois.sztukerainbc.ca

All communications, inquiries or requests for further information should be directed to the individuals listed above. No MTY affiliate, officer or employee shall be contacted directly or indirectly under any circumstances in relation to this Proposed Transaction.

MTY has a sincere interest in BBQ Holdings and greatly appreciates the opportunity to pursue the Proposed Transaction.

We look forward to your prompt and positive response to our Proposal by no later than Wednesday, June 1, 2022 and look forward to concluding a successful transaction.

Yours very truly,

/s/ Eric Lefebvre
Eric Lefebvre Chief Executive Officer, MTY Food Group Inc.

The undersigned agrees with and accepts the terms of this Proposal as of the 25 day of May 2022.

BBQ HOLDINGS, INC.

/s/ Jeffery Crivello
Jeffery Crivello Chief Executive Officer